FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
[redacted]WW.FULBRIGHT.COM

JOHANNE
PARTNER
JGABEL@F

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07024496

June 14, 2007

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

SUPPL

RECEIVED
2007 JUN 19 A 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

dlw 6/19

45860311.1

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Vienna International Airport: 8.0% increase in passengers during May
New carrier: easyJet announces the start of Vienna-London Luton flights this autumn

Vienna International Airport was able to continue its excellent development during May with a further strong increase in traffic. In comparison to May 2006, the number of passengers increased 8.0% to 1,625,895. Flight movements rose by 4.7% and maximum take-off weight (MTOW) by 5.2%. A slight increase of 0.6% was recorded in transfers, while the number of local passengers grew 11.8% to 1,130,842.

The positive trend in passenger traffic (scheduled + charter flights) to Eastern Europe and the Near East continued with a plus of 19.6% to each of these regions for the first five months of 2007. Vienna International Airport handled a total of 6,845,331 passengers during this period, which reflects an increase of 8.9% in passenger volume and 8.8% in transfers. Growth of 5.1% was recorded in maximum take-off weight (MTOW) and 4.7% in flight movements.

New carrier at Vienna International Airport: easyJet announces the introduction of the Vienna – London Luton route this autumn.

During the first five months of 2007, 16.6% of passengers used one of the seven low-cost carriers that currently serve Vienna International Airport. This offering will be expanded as of 29 October 2007 to include easyJet, which will provide daily flights with a B737-700 on the Vienna – London Luton route. Further information and reservation opportunities are provided in the Internet under www.easyJet.com

Results in Detail

	May 2007	Change in %	January to May 2007	Change in %
Passengers:	1,625,895	+8.0	6,845,331	+8.9
Transfer passengers:	493,148	+0.6	2,319,876	+8.8
Maximum take off weight (in tonnes):	631,382	+5.2	2,801,658	+5.1
Flight movements (arrival + departure):	22,131	+4.7	99,102	+4.7
Cargo in tonnes (air cargo and trucking):	22,602	-3.4	108,518	-0.1

For additional information contact: Group Communications Flughafen Wien AG:
Michael Kochwalter (+43-1-) 7007-22300; Brigitta Pongratz (+43-1-) 7007-22399;
Birgit Fehsler (+43-1-) 7007-22254; Elisabeth Kern (+43-1-) 7007-23000
mailto: m.kochwalter@viennaairport.com; mailto: b.pongratz@viennaairport.com;
mailto: b.fehsler@viennaairport.com; mailto: e.kern@viennaairport.com
Homepage: www.viennaairport.com

END

29/07 .... KA/EK .... 14. Juni 2007